UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 28, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                                        KPN takes over E-Zorg, dated February 28, 2006;

•                                        KPN accelerates HSDPA rollout

Ericsson and Huawei selected for 3G network in The Netherlands, dated February 28, 2006.

JOINT PRESS RELEASE KPN / MICROBAIS

KPN takes over E-Zorg

KPN is reinforcing its position in the health care sector by taking over E-Zorg from the database applications company Microbais.

E-Zorg is a closed network that acts as an interface for physicians, pharmacists and hospitals, to name just a few. The range that E-Zorg currently handles includes about 50 percent pharmacists, 10 percent physicians and 15 percent hospitals. All in all, there are well over 1300 connections with a multitude of health care providers, all of whom make ample use of the services provided by the E-Zorg network.

About KPN

KPN offers telecommunication services to both consumers and businesses. The core activities are telephony, Internet and television services in the Netherlands, mobile telecom services in Germany, the Netherlands and Belgium and data services in Western Europe.

About Microbais

Microbais was set up in 1983 by a group of pharmacists based in Amsterdam and throughout the years has developed from a specialist in software for pharmacists to a broad-based provider of ICT in the health care sector in the Netherlands. Microbais’ core activity is providing services in the field of informatization in the health care sector. It deals with the prescription and supply of medications as well as the administration of health care and related processes.

Press release

Date
28 February 2006
KPN accelerates HSDPA rollout	Number
013pe
Ericsson and Huawei selected for 3G network in The Netherlands

KPN is accelerating the rollout of the HSDPA (High Speed Downlink Packet Access) mobile broadband technology upgrade for its 3G UMTS network. KPN expects to have implemented HSDPA across the whole of its UMTS coverage area as of the end of this year. KPN has signed Memoranda of Understanding (MoUs) with Ericsson and Huawei, two of the major players in the global telecom industry, for the further rollout of a single 3G broadband network including HSDPA for KPN and Telfort in The Netherlands. KPN expects this to lead to capex savings of several hundred million euros over the coming years.

Marco Visser, COO of KPN Mobile The Netherlands: “With HSDPA in our network, we will be able to offer the 3G experience we have always wanted for our customers. We see this as a further boost for the growing mobile data market. With Ericsson and Huawei, we have a unique combination of strong and innovative partners. Thanks to these new agreements, we are able to introduce cutting edge services more quickly to our customers as well as make significant savings.”

Boasting download speeds comparable to ADSL, HSDPA will give the UMTS network a turbo boost. Initially, this will enable maximum download speeds of up to 1.8 Mbps, up from the current 384 kbps. These improvements will also continue; in the future, HSDPA will offer speeds of up to 14.4 Mbps. With HSDPA, customers will be able to surf the Internet or access business information and applications just as quickly on the move as at home or in the office. KPN expects this to further stimulate the uptake and adoption of mobile data services, starting initially in the business market.

The 3G broadband network will build on KPN’s existing UMTS network, which already offers coverage to more than 70% of the Dutch population. KPN expects this to have risen to more than 80% by the end of the year. Ericsson will provide the 3G radio network. Huawei will provide the unified circuit switched/packet switched core network. Whilst this is the first time that Huawei and KPN have worked together for mobile, both parties are looking forward to a long-term partnership. The Chinese company was the 3G supplier for Telfort.

KPN will also create synergies in the area of 2G with the combination of network elements. The first phase of this long-term process is expected to be completed during the course of next year. KPN will continue to differentiate its Dutch mobile brands in terms of quality, functionality and price, in order to optimally serve their respective market segments.

About KPN

KPN offers telecommunication services to both consumers and businesses. The core activities are telephony, Internet and television services in the Netherlands, mobile telecom services in Germany, the Netherlands and Belgium and data services in Western Europe. KPN is market leader in the major segments of the Dutch telecom market and is actively growing market share in the new IP and DSL markets. Through E-Plus and BASE, KPN occupies a strong position in the mobile markets in Germany and Belgium respectively.

As of December 31, 2005, KPN’s 29,286 employees served 6.9 million fixed-line subscribers and 2.2 million Internet customers in the Netherlands as well as approximately 21 million mobile customers in Germany, the Netherlands and Belgium. KPN was privatized in 1989. KPN’s shares are listed on the stock exchanges in Amsterdam, New York, London and Frankfurt.

About Ericsson

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com

For media enquiries, please contact:

Ericsson press office, tel: +46 8 719 69 92

About Huawei Technologies Co., Ltd.

Huawei Technologies Co., Ltd. (“Huawei”) is a leader in providing next generation networks for telecommunications operators around the world. The company is committed to providing innovative and customized products, services and solutions to create long-term value and potential growth for its customers. Huawei’s products and solutions are deployed in over 100 countries and serve 28 of the world’s top 50 operators, as well as over one billion users worldwide. For more information, please visit http://www.huawei.com.

For media enquiries, please contact:

Fu Jun, tel: +86-13802237516, fax: +86-755-28567243

Email: fujun@huawei.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: March 2, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel